Contact

www.linkedin.com/in/
marcdwasserman (LinkedIn)

Top Skills

Financial Analysis

Forecasting

Process Improvement

Certifications

Certified Public Accountant

Lean Six Sigma Green Belt (ICGB)

Marc Wasserman, MBA, CPA, CGMA

Chief Financial Officer at MDC Interior Solutions
Greater Chicago Area

Summary

Operationally-focused financial executive with P&L management
and M&A experience, culminating in 5 exits to financial and strategic
buyers, who is industry-agnostic but has specialized industry
experience in life sciences, gaming, marketing services, logistics,
and distribution, along with a successful track record of managing
restructuring actions, refinancing activities, and large, diverse teams
at both middle market private (private equity and family-owned) and
public companies.

Experience

MDC Interior Solutions

Chief Financial Officer

August 2022 - Present (1 year 10 months)

Glendale Heights, Illinois, United States

Led the sale of MDC Interior Solutions with PE Sponsor (Shoreview Industries)
and Investment Banker (William Blair) to Norwest Equity Partners in April
2024.

Led the acquisition, along with our PE sponsor, ShoreView Industries, of Roll-
A-Shade, Automated Motorized Shades, and Roll-A-Shade Canada in May
2023.

SettlementOne

1 year 9 months

Board Member

August 2021 - July 2022 (1 year)

Chief Financial Officer

November 2020 - July 2022 (1 year 9 months)

Deerfield, Illinois, United States

CFO, SettlementOne, LLC

Interim Chief Executive Officer
August 2021 - June 2022 (11 months)
Deerfield, Illinois, United States

Interim CEO, SettlementOne Data, LLC

Led the acquisition, along with our financial sponsor, SNH Capital Partners, of Credit Technology, Inc. in March 2022.

Interim Chief Executive Officer
August 2021 - September 2021 (2 months)
Indianapolis, Indiana, United States

Interim CEO, SettlementOne Valuation, LLC

InnerWorkings
SVP and Managing Director, Logistics, Warehousing, and Displays
August 2019 - October 2020 (1 year 3 months)
Chicago, Illinois, United States

Assisted with the sale of InnerWorkings (INWK) to HH Global (backed by Blackstone Tactical Opportunities).

Member of Global Senior Leadership Team (SLT).

Madden Communications
1 year 8 months

Chief Executive Officer
December 2018 - August 2019 (9 months)
Wood Dale, Illinois

Led the sale of Madden Communications, without a sell-side advisor, to InnerWorkings (INWK).

Chief Financial Officer & Executive Vice President
January 2018 - August 2019 (1 year 8 months)
Wood Dale, Illinois

Bubbies Ice Cream & Desserts
Board Member
January 2017 - January 2018 (1 year 1 month)

Universal Gaming Group
2 years

Chief Financial Officer

March 2016 - December 2017 (1 year 10 months)

Addison, Illinois

Led the sale of Universal Gaming Group, without a sell-side advisor, to Housatonic Partners.

Vice President of Finance
January 2016 - March 2016 (3 months)

Addison, Illinois

WIL Research

4 years 6 months

Associate Director, FP&A
May 2015 - January 2016 (9 months)

Skokie, IL

Assisted with the sale of WIL Research to Charles River Laboratories (CRL).

Manager, US FP&A and Business Operations Support
December 2013 - May 2015 (1 year 6 months)

Skokie, IL

Senior Financial Analyst, US FP&A
August 2011 - December 2013 (2 years 5 months)

Skokie, IL

Lawson Products
Senior Financial Analyst
November 2010 - July 2011 (9 months)

Des Plaines, Illinois

Tellabs

1 year 7 months

Senior Financial Analyst
April 2010 - November 2010 (8 months)

Naperville, IL

Tax Analyst
May 2009 - April 2010 (1 year)

Naperville, IL

Tellabs
Tax Intern
April 2007 - January 2009 (1 year 10 months)

Naperville, Illinois

Caterpillar Inc.
Purchasing Intern
January 2006 - December 2008 (3 years)
Peoria, Illinois Area

Baker Tilly Virchow Krause, LLP
Tax Intern
January 2007 - April 2007 (4 months)
Chicago, Illinois

SIRVA
International Moving Services Intern
May 2006 - August 2006 (4 months)
Westmont, Illinois

Caterpillar Logistics Services, Inc.
Parts Clerk
September 2005 - January 2006 (5 months)
Morton, Illinois

Education

Duke University - The Fuqua School of Business
Master of Business Administration (M.B.A.) · (2013 - 2014)

Bradley University
Bachelor's of Science, Accounting · (2004 - 2009)

Buffalo Grove High School
High School Diploma, General Studies · (2000 - 2004)